JPMorgan Chase

Vote Yes: Proposal #4 “Fossil Fuel Financing”

Annual Meeting: May 17, 2022

CONTACT: Mary Minette, Mercy Investment Services | mminette@Mercyinvestments.org

SUMMARY

As long-term investors in JPMorgan Chase (“JPMC” or “the Bank”), we are concerned that the Bank is not adequately managing the risks of climate change. In 2020, the Bank pledged to align its financing activities with the goals of the Paris Agreement and has announced some interim emissions targets. However, the new IEA Net Zero scenario clearly states that to meet the 1.5-degree ambition of the Paris Agreement, new fossil fuel exploration and production must rapidly scale down, and for many years JPMC has been a leading global financier of fossil fuel companies. For the Bank to achieve its long-term goals, meet the expectations of investors, protect its reputation, and help to protect the global economy and its own financial interests from the growing threat of climate change, a clear policy against financing for new fossil fuel production and development is a necessary step.

Accordingly, investors are encouraged to vote “FOR” this proposal.

RESOLVED CLAUSE

Shareholders request that JPMorgan Chase (JPMC) adopt a policy by the end of 2022 in alignment with the IEA’s 1.5°C climate change scenario, by ensuring that its financing does not contribute to new fossil fuel supply — defined as exploration for and/or development of oil, gas, and coal resources or reserves beyond those already in production or approved by a final investment decision.

RATIONALE FOR A YES VOTE

•	Climate change presents an existential risk to the global economy and to the Bank.

•	The long-term climate goals set by JPMC and the goals of the Paris Agreement require a halt to new fossil fuel exploration, development and production.

•	Failing to address the risk of financing for new fossil fuel development and production exposes JPMC to potential regulatory, reputational, and litigation risks.

•	Other global banks have successfully adopted policies ensuring their lending and financing do not contribute to new fossil fuel development.

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DISCUSSION

1.	Climate change presents material risks to the global economy and the Bank’s operations.

In 2018, the Intergovernmental Panel on Climate Change reported that to meet the 2015 Paris Agreement ambition to hold global temperatures within a 1.5-degree Celsius limit and prevent the worst impacts of climate change, net carbon emissions must fall 45 percent by 2030 and reach net zero by 2050.1 However, the UN reports that current national plans fall far short of what’s needed to achieve these goals.2

Climate change impacts present substantial risk to the global economy.3 A warming climate is associated with increased supply chain disruptions, reduced resource availability, lost production, commodity price volatility, infrastructure damage, political instability, reduced worker efficiency, and adverse health impacts.4,5 Additionally, exceeding 1.5 degrees Celsius presents risks to the economy, investors, and banks’ profitability: limiting global warming to 1.5 degrees versus 2 degrees has been projected to save $20 trillion globally by 2100, and exceeding 2 degrees could lead to climate damages in the hundreds of trillions. Estimates find 10% of total global economic value could be lost by 2050 under current emissions trajectories.6

In its 2022 10-K, JPMC notes the long-term physical and financial risks the Bank faces from climate change:

“JPMorgan Chase operates in many regions, countries and communities around the world where its businesses, and the activities of its clients and customers, could be impacted by climate change. Climate change could manifest as a financial risk to JPMorgan Chase either through changes in the physical climate or from the process of transitioning to a low-carbon economy, including changes in climate policy or in the regulation of financial institutions with respect to risks posed by climate change.”7

JPMC has set a long-term target to reduce the emissions of its financing portfolio in line with the goals of the Paris Agreement. However, the Bank’s continued financing of new oil and gas development and production increases the bank’s exposure to the risk of physical impacts of climate change and the regulatory, legal and reputational risk posed by those investments in oil and gas assets that are increasingly controversial, and increasingly likely to lose value in the transition to a low-carbon economy.

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1 https://www.ipcc.ch/sr15/

2 https://www.un.org/en/climatechange/net-zero-coalition

3 https://cornerstonecapinc.com/wp-content/uploads/No-Place-to-Hide_Climate-Change-and-Systemic-Financial-Risk.pdf

4 https://www.ipcc.ch/sr15/

5 https://www.washingtonpost.com/climate-solutions/2020/06/29/climate-change-racism/

6 https://www.swissre.com/institute/research/topics-and-risk-dialogues/climate-and-natural-catastrophe-risk/expertise-publication-economics-of-climate-change.html

7 https://jpmorganchaseco.gcs-web.com/node/434316/html#i34d8fc1c005945d2930f9eaae9bec6dd_34

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2.	JPMC has set ambitious long-term climate targets, but its near-term plans fail to limit funding for new fossil fuel development.

In 2020, JPMC set a long-term target of aligning its financing with the goals of the Paris Agreement. In 2021, the Bank announced its support for the Net Zero Banking Alliance (NZBA) goals of aligning bank lending and investment portfolios with net-zero emissions by 2050. NZBA asks signatory banks to set science-based intermediate targets for 2030 or sooner.8 JPMC also reports on its climate risk using the guidelines established by the Task Force on Climate-related Financial Disclosures and has set 2030 emissions reduction targets for its financing of high-emitting sectors, including oil and gas companies.9

Yet JPMC continues to lead the global banking sector in its financing of fossil fuel companies. The report “Banking on Climate Chaos 2022” reported that JPMC’s fossil fuel funding increased by $10 billion in 2021, nearly to pre-pandemic levels, despite pledging that year to align its financing with the goals of the Paris Agreement.10 According to the report JPMC is the largest investor in companies expanding production of fossil fuels and fracking operations, as well as in the top five biggest bankers for tar sands oil production, offshore oil and gas activities, and liquefied natural gas (“LNG”) operations. From 2016 to 2021, the Bank has contributed over $382 billion in lending and underwriting for fossil fuel projects and producers, and its fossil fuel funding levels are higher than the next leading global bank, Citi, by 34 percentage points.11

In May 2021, the International Energy Agency (IEA) issued a new energy scenario focused on limiting warming to 1.5 degrees Celsius by 2050, in line with the goals of the Paris Agreement. The new IEA Net Zero scenario is clear: limiting emissions to the 1.5 degrees required by the Paris Agreement entails a 3-4% decrease in oil and gas production per year, and new oil and gas fields cannot be developed after 2021.12 “…no fossil fuel exploration is required and no new oil and natural gas fields are required beyond those that have already been approved for development.”13

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8 https://www.unepfi.org/net-zero-banking/

9 https://www.jpmorgan.com/solutions/cib/investment-banking/center-for-carbon-transition/carbon-compass

10 https://www.banktrack.org/download/banking_on_climate_chaos_2022

11 https://www.banktrack.org/download/banking_on_climate_chaos_2022

12 https://priceofoil.org/content/uploads/2022/02/763.2.22-Greenpeace-Briefing-v4.pdf

13 https://www.iea.org/reports/net-zero-by-2050, p 51

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Unless the Bank sends a clear signal to its fossil fuel clients that new production and development must end quickly, the Bank’s pledge of Paris-aligned emissions by 2050 is suspect and may be unattainable. JPMC CEO Jamie Dimon recently urged President Biden to create a “Marshall Plan” to increase U.S. production of natural gas in the wake of the Russian invasion of Ukraine.14 This statement seems to highlight the Bank’s continued commitment to development of fossil fuels and is in direct conflict with its Net Zero goals.

JPMC’s 2030 target for the oil and gas sector looks for a 35 percent reduction in carbon intensity for scope 1 and 2 operational emissions and a 15 percent reduction in intensity for scope 3 emissions with a 2019 baseline. This target fails to curtail new fossil fuel development by the Bank’s clients. In addition, as an intensity target, it could permit investment in expanded production—in lower emissions natural gas, for example—as long as a client’s overall carbon intensity is reduced.

3.	If JPMC fails to align its fossil fuel company financing with credible net-zero scenarios, the Bank could be exposed to regulatory, reputational, and litigation risks.

As regulators begin to address the climate crisis, several have highlighted the importance of ensuring banks’ public statements regarding climate align with their internal policies. The Office of the Comptroller of the Currency (OCC) recognized the risks of greenwashing in its recent proposal on climate accountability of banks, noting that:

“…where banks engage in public communication of their climate-related strategies, boards and management should ensure that any public statements about their banks’ climate-related strategies and commitments are consistent with their internal strategies and risk appetite statements.”15

Similarly, the European Central Bank found in its recent financial stability review that:

“While financial markets can play an important role in financing this [energy] transition, greenwashing concerns persist. These need to be tackled through better information, especially in relation to forward-looking commitments and plans, and enhanced standards, both to ensure that green finance effectively supports the transition and to foster efficient market mechanisms.”16

Regulatory solutions, such as increasing capital requirements for fossil fuel-related assets, appear increasingly likely. The European Central Bank (ECB) signaled in a speech by Frank Elderson, Vice-Chair of the Supervisory Board of the ECB, that “2022 will be the year that C&E [climate-related and environmental] risks become integrated in the day-to-day activities of our joint supervisory teams… These risks will come to form an integral part of our ongoing dialogue with supervised entities… This will ultimately influence banks’ minimum capital requirements.”

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14 https://www.cnn.com/2022/03/23/business/dimon-energy-biden-russia-ukraine/index.html

15 https://www.occ.gov/news-issuances/bulletins/2021/bulletin-2021-62a.pdf, p 3

16 https://www.ecb.europa.eu/pub/financial-stability/fsr/html/ecb.fsr202111~8b0aebc817.en.html

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Beyond potential regulatory consequences, JPMC may open itself to litigation in the future when it attempts to sell client assets that it knows, or should know, are at a high risk of failure, harkening back to the risks materialized from banks’ mortgage sales in the 2008 financial crisis. Investing now in the production of more oil and gas than is necessary in a net-zero transition could leave $11-14 trillion in stranded assets.17

Additionally, making net-zero commitments that are not backed by credible actions, and continuing to be a major funder of fossil fuel expansion, exposes JPMC to reputational risks, particularly as the Bank competes for employees and customers amid the “Great Resignation.” A Gallup survey found that 70% of U.S. workers factor in a company’s environmental record when considering taking a job.18 Existing workers at Amazon, Microsoft, and Alphabet have demanded greater action from their employers on climate,19 an indication of strong worker interest in how companies respond to the growing challenge of climate action, signaling a potential risk for JPMC.

Customers are also increasingly looking for environmental performance from companies, with Deloitte research finding that “23% of consumers say they will switch to buying products from an organization that shares their values on environmental issues.”20 All signs point to the continuation of this trend as millennials and Gen Z increase their buying power. According to a recent Deloitte survey, climate is Gen Z’s foremost societal concern, and “more than a quarter of millennials and Gen Zs [globally] said that certain businesses’ impact on the environment has influenced their buying decisions.”21

Adding to the negative attention, activist pressure will likely continue to mount against banks providing significant funding to fossil fuel companies. JPMC has been subject to continued activist pressure and public demonstrations due to its leading role in financing of fossil fuels.22 Rainforest Action Network’s annual Banking on Climate Chaos report continues to draw significant press attention every year, with JPMC consistently ranking as the top global fossil fuel financer.23

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17 https://www.theguardian.com/environment/ng-interactive/2021/nov/04/fossil-fuel-assets-worthless-2036-net-zero-transition

18 https://news.gallup.com/poll/346619/environmental-record-factor-job-seekers.aspx

19 https://www.wsj.com/articles/new-source-of-climate-pressure-for-companies-workers-11581861601

20 https://deloitte.wsj.com/articles/consumers-expect-brands-to-address-climate-change-01618945334

21 https://www2.deloitte.com/content/dam/Deloitte/global/Documents/2021-deloitte-global-millennial-survey-report.pdf, p 3

22 See, e.g., https://evanstonnow.com/protesters-demand-chase-stop-funding-fossil-fuels/; https://www.browndailyherald.com/article/2021/09/climate-action-rhode-island-takes-on-thayer-street-to-protest-jpmorgan-chase-s-funding-of-fossil-fuels

23 https://www.banktrack.org/download/banking_on_climate_chaos_2022. See also, https://www.reuters.com/business/sustainable-business/worlds-top-banks-pumped-742-bln-into-fossil-fuels-2021-report-2022-03-30/; https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/european-banks-cut-fossil-fuel-financing-unlike-north-american-peers-8211-report-69564218; https://www.bloomberg.com/news/articles/2022-03-30/bankers-still-stand-behind-dirtiest-fossil-fuel-green-insight.

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4.	Other banks have successfully adopted policies ensuring their lending and financing does not contribute to new fossil fuel development.

Other banks are taking proactive measures to ensure that their financing does not contribute to new fossil fuel development. For example, NatWest stopped “lending and underwriting oil and gas companies without a credible transition plan aligned with the 2015 Paris Agreement in place by the end of 2021.”24 La Banque Postale committed to no longer finance oil & gas projects and companies listed in the GOGEL, except where financing is tied to the development of renewable energy or where the company has published credible phase-out by 2040 plans; these plans must leave no room for the development of new oil & gas projects.25

JPMC has policies that prohibit financing of companies with a majority of revenues coming from coal extraction. The Bank also prohibits project financing or other forms of asset-specific financing for Arctic drilling and the construction of new coal-fired power plants and refinancing of existing coal plants.26 That being said, a project finance prohibition, as JPMC currently has for coal plant construction and Arctic drilling, would not address the bulk of the Bank’s financing currently flowing to fossil fuel expansion, which primarily occurs at the corporate financing level.27 For this reason, the Bank should adopt a policy against all financing of new oil and gas exploration and development in line with the IEA Net Zero scenario.

CONCLUSION

Vote “YES” on this Shareholder Proposal

As long-term investors in JPMC we are concerned that the Bank is not adequately managing the risk of climate change by signaling to its oil and gas clients that they must quickly ramp down new exploration and production in line with the 1.5-degree ambition of the Paris Agreement and the IEA’s Net Zero scenario. By failing to address this issue with its clients, the Bank increases not only its physical and financial risk from climate change, but also its potential risk from regulation and risk to its reputation, as employees, consumers and activists push for strong and accelerated climate action. Adopting a policy against financing new oil and gas exploration and development that aligns with the IEA Net Zero scenario would enable JPMC to better manage these risks. Accordingly, investors are encouraged to vote “FOR” this proposal.

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24 https://www.natwestgroup.com/our-purpose/climate.html

25 https://www.labanquepostale.com/en/crs-activity/our-commitments/our-commitments-planet.html

26 https://www.jpmorganchase.com/content/dam/jpmc/jpmorgan-chase-and-co/documents/environmental-and-social-policy-framework.pdf

27 The Banking on Climate Chaos report found that in 2016-20, 92% of bank lending and underwriting to fossil fuel companies was not project-related, vs. 5% project-related, and 3% with no listed use of proceeds. See https://www.ran.org/wp-content/uploads/2021/03/Banking-on-Climate-Chaos-2021.pdf, p. 21

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